Filed by: Old National Bancorp
(Commission File No.: 001-15817)
Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934, as amended

Subject Company: First Midwest Bancorp, Inc.
(Commission File No.: 0-10967)
Date: June 2, 2021

The following transcript of the joint call by First Midwest Bancorp, Inc. and Old National Bancorp with employees of First Midwest Bancorp, Inc. was made available on June 2, 2021:

Operator:  Good afternoon First Midwest colleagues. Thank you for attending our end of day touch base call on today’s announcement. As a reminder, this call will be audio only and there will not be a Q&A session. The call will be recorded to share with colleagues who are unable to join. It is now my great pleasure to turn the call over to our Chairman and CEO Mike Scudder.

Michael L. Scudder:  Well, thank you very much. It’s my great pleasure to welcome all of you to our call. I certainly want to acknowledge for all of you that it’s been a very eventful day. I know it’s been a lot to process and a lot to take in. Certainly we expect that you will have questions and continue to have questions, and please know that we pledge to share answers with you as soon as we can throughout the process. Again, I want to take this opportunity, I want to thank all of you for taking the time to call in—I know it’s been a long day. There’s been a lot of communication going on and I’m sure you’re anxious to get home and spend time with your family, so we don’t plan to keep you very long.

You know if I take a step back and think about the day and all of what’s gone on, I certainly shares that, overwhelmingly, the reactions as we talked to the various stakeholders that a company like First Midwest and Old National represent in terms of colleagues, clients, vendors, markets, media, investors and the like—the reactions have been extremely positive. And, frankly, if you have the opportunity—if you haven’t, please access the investor materials and the press release, where we talk about the transaction that’s on Colleague Central and it’s available on our website and certainly out there. Tremendously well done and I think they lay out, fundamentally, what really drives that positive reaction, which is just how powerful an opportunity this is. So, it’s been a great opportunity to spend time—share what, frankly, I’ve had the opportunity to adjust to for about five or six months as Jim and I have talked over that period of time, so we know all the positive attributes and, as I said, we understand that you’re absorbing all of that now. But please know how much enthusiasm and mutual enthusiasm we share, as we talk not just about what the opportunity is today, but as Jim and I’ve spent a lot of time and Mark and Jim have talked about where we’re kicking the ball to, what that opportunity is down the road is equally appealing for all of us.

So, as I said, this is a historic milestone across our company. I was talking with Bob Dietrich yesterday, who many of you know, and Bob said he was there when we formed the company, you know 35 years ago, and that today was a more historic moment in our collective history than even back then. So, with that I’ll turn it over to Mark, Mark.

Mark G. Sander: Thanks Mike, and thanks for joining us everyone, and thanks for all you’re doing to get us to this day, and all we’re going to ask you to do in the future. So, I’m going to be with you all—I’ll keep it brief, because we really want to introduce our soon to be new colleagues to you. But you know Mike touched on it right—this is a great strategic fit, which we’re excited about, but we’re really excited because it’s a great cultural fit and that’s what’s so important. You know, every meeting we have with you, we talk about our mission, vision and values and through the values and our commitment to clients and colleagues and communities that we feel so well aligned with Old National.

We’re really confident we’re going to blend together really well to create a premier midwestern bank going forward. As Mike allude to, we’ve had a lot of conversations with our folks today, and I would just summarize them as very energizing and very positive. People see the benefits; they see the benefits for our clients and everyone’s anxious to roll up their sleeves and get on with it. There is a little bit of we don’t have all the answers quite yet, but you know we’re early in the process and we’ll communicate as quickly as we can, so I ask for your patience—and this is from a guy who has no patience—we will get there as soon as we can. You know, but in the meantime just kind of reflect on the leverage that this expanded midwestern powerhouse is going to create and look forward to the future. So, thanks again. I’ll turn back to Mike for the introductions.

Michael L. Scudder: All right. Great, thanks, Mark. So, you’ve heard from Mark and I already today, and I’m sure from a ton of others. What this call really is about is introducing you to two of our new leaders: Jim Ryan, who will serve as our CEO, and Jim Sangren, and who’s going to lead commercial banking. So, with that I’m going to turn it over to you, Jim and Jim, and get your thoughts and comments.

James C. Ryan III: Thanks, Mike, and thanks, Mark—appreciate everything and what a great day for us all here. And good afternoon, everyone, thank you for taking the time to be on this call late in the day, and thanks for giving Jim Sandgren and me an opportunity to introduce ourselves and share how genuinely excited we are about this merger—two really strong, successful banks. Today is obviously a significant milestone for both organizations, but it’s really the beginning of a journey—us coming together with the goal of being the premier bank in the Midwest. And I think that’s truly the goal that we can all believe in and we can accomplish it together. Like First Midwest, Old National’s been in position to execute on a number of these partnerships in the last handful of years and each case, the first consideration that any CEO thinks  about is, is there a cultural fit? Do the two organizations culturally align? If they don’t, it doesn’t matter how compelling the numbers are on a piece of paper; it doesn’t matter what the strategic value; it doesn’t matter how pretty the map is, it just won’t work. And I think we’ve gotten the case here that Mike and I spent so much time—and all of our teams, our leadership teams have come behind us and spent so much time—we realized that we truly are a mirror image of each other and so that’s why we’re so excited to be here today.

You know, our values and principles and actions that that shape our approach to banking won’t change. You know, that approach to strengthening and supporting our communities you serve are the same ones that we share, and we have an unwavering commitment to putting the clients in the center of everything we do. And I know you share those same values—that’s  who we are and so I know that this partnership is going to be successful. And I know I can speak for Mike and Mark and Jim—that holding onto these values will not change this just because we’re a bigger bank. You know, this is a case where bigger is better—where bigger is going to give us an opportunity to offer more products and more services to our clients and support our communities and support each other, quite frankly, than we could have as an independent company.

So, with that I’d like to introduce Jim Sandgren. You know, he’s a Chicago native as many of you know. He is a diehard Cubs fan—you only have to walk in his offices and see all of the Chicago paraphernalia. But with that, Jim, take it away.

James A. Sandgren:  Well, thank you very much, Jim. And I know you’re tired of hearing about my history here in Chicago, but I am a Cubs fan, so all of those White Sox fans, I apologize, but it’s nice for both of our teams to be on top of their respective divisions. The other thing, I did grow up in Deerfield, Illinois and my parents have been long time very happy and satisfied customers of First Midwest Bank. So, I’ve known about First Midwest outside of knowning Mike and Mark just through them, and I can tell you what they talk about is just great customer service. relationship banking at its very best, so I’m really looking forward to meeting all of you, and really taking our collective organizations to the next level.

Jim and Mike and Mark talked a lot about cultural alignment and that’s absolutely true, but there’s another word I think that we should be talking about is synergies. And I look at the strengths that each organization brings to the table: products, services, the way we approach our customer, and I think there’s no doubt in my mind, in any of our minds, that we can be the premier community bank in the Midwest. And so, I’m convinced that in meeting some of the team, I did spend a little time with the commercial team—Mike Jamieson and his commercial leaders—and the way that that all of you approach customers is very similar to how we approach. Obviously, a lot of additional tools and products and services that are going to be really exciting to our team, and I just have no question in my mind that together we will be better. And to become that premier Midwest bank, I think, is a very achievable goal. So, I look forward to work with all of you to attain that goal and, you know, there’s a lot of hard work in front of us, but I know that we will make it happen.

So, again, we really appreciate the opportunity, we appreciate this partnership, and looking forward to working with all of you as we go forward. So, thanks for the opportunity and I’ll turn it back over to you, Jim, for some final comments.

James C. Ryan III: Thank you, Jim. Sounds little redundant, right? A lot of Mikes and Marks and Jims. Really just one last comment to everyone on the call, I want to acknowledge that there’s a lot to process in a day like this, and that’s not lost on us and so, just rest assured that. you know, what we don’t know exactly how this is all going to come together, what the future exactly holds, but we will do this in a way that’s thoughtful and transparent to each and every one of you. And we promise to continue to support you, continue to support your clients and continue to support our communities. And the combined leadership team is going to be extremely transparent, open with you as we move through this process. So, we have an incredible opportunity in front of us, and I look forward to meeting you and partnering with each and every one of you as we go along this journey. So, Mike thanks for the opportunity to be with your team.

Michael L. Scudder: Great. Great thanks, Jim. Thanks, Jim. I get to do the redundancy of the Jims, and Mark and the 45 people here at First Midwest who are named Mike. Obviously, it’s been a busy and eventful day and it’s time, certainly for all of you, and for all of these folks to get home to everyone’s families. But if I can leave you with one thing tonight, and hopefully it’ll resonate—I was taught very early: say it at the beginning, say it at the end, say it in the middle and just so that everyone can retain it, please know we’re committed to you, our clients and our communities. Our brand is our people and how we go about our business, and that’s true at Old National, that’s true at First Midwest, and I want to assure you, along with Jim and Jim’s remarks, along with Mark’s, our values aren’t going to change nor is our philosophy of putting clients at the center of what we do and supporting our communities. That’s what makes our collective organizations just a great place to work.

So, we’re committed to making this the best partnership in the history of both organizations, frankly, in the history of mankind—aim higher. And we’re committed to frequent and open communication with all of you. Now, you may know, or may recall, we’ve got a call scheduled for Friday that originally we were going to talk about the pandemic and the return to workplace. Given today’s news, we’ll plan to devote the majority of that call to the merger and what lies ahead of us in our combination and answer your questions as much as we can, and to the extent we can, as possible. And then we’ll come back and do a separate pandemic/return to workplace call the following week.

Also, please know we’ll be sharing a lot more information with you in the coming weeks and months. We’ve set up a page on Colleague Central similar to the pandemic portal that will serve as kind of a centralized place for folks to go to get information, including frequently asked questions that we’re getting in. As we say, all the time here—and we talk about it in a variety of circumstances—I can’t tell you how much I want you to know that your voice is louder than you realize. We greatly appreciate your sharing information with us. You know I say this all the time and if something looks dumb it probably is so you might as well ask the question and we could get it fixed and talk about. If it’s important you, it’s important for us to answer.

So, I’ll conclude by saying, thanks to all of you in advance for your patience, your hard work and your commitment to our mission and doing what we do best—and that’s living our values and who we are. We have an incredible opportunity in front of us, that is only possible because of what you’ve helped create. So, I’m truly thankful for that and I’m truly looking forward to building on our momentum for the future. So, have a great evening everybody.

The foregoing transcript of the conference call was provided by a third-party transcription service and may not be 100 percent accurate and may contain misspellings and other inaccuracies.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to First Midwest’s and Old National’s beliefs, goals, intentions, and expectations regarding the proposed transaction, revenues, earnings, loan production, asset quality, and capital levels, among other matters; our estimates of future costs and benefits of the actions we may take; our assessments of probable losses on loans; our assessments of interest rate and other market risks; our ability to achieve our financial and other strategic goals; the expected timing of completion of the proposed transaction; the expected cost savings, synergies and other anticipated benefits from the proposed transaction; and other statements that are not historical facts.

Forward‐looking statements are typically identified by such words as “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “should,” “will,” and other similar words and expressions, and are subject to numerous assumptions, risks, and uncertainties, which change over time. These forward-looking statements include, without limitation, those relating to the terms, timing and closing of the proposed transaction.

Additionally, forward‐looking statements speak only as of the date they are made; First Midwest and Old National do not assume any duty, and do not undertake, to update such forward‐looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise. Furthermore, because forward‐looking statements are subject to assumptions and uncertainties, actual results or future events could differ, possibly materially, from those indicated in such forward-looking statements as a result of a variety of factors, many of which are beyond the control of First Midwest and Old National. Such statements are based upon the current beliefs and expectations of the management of First Midwest and Old National and are subject to significant risks and uncertainties outside of the control of the parties. Caution should be exercised against placing undue reliance on forward-looking statements. The factors that could cause actual results to differ materially include the following: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between First Midwest and Old National; the outcome of any legal proceedings that may be instituted against First Midwest or Old National; the possibility that the proposed transaction will not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all, or are obtained subject to conditions that are not anticipated (and the risk that required regulatory approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction); the ability of First Midwest and Old National to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction; the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of the common stock of either or both parties to the proposed transaction; the possibility that the anticipated benefits of the proposed transaction will not be realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where First Midwest and Old National do business; certain restrictions during the pendency of the proposed transaction that may impact the parties’ ability to pursue certain business opportunities or strategic transactions; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; the possibility that the parties may be unable to achieve expected synergies and operating efficiencies in the merger within the expected timeframes or at all and to successfully integrate First Midwest’s operations and those of Old National; such integration may be more difficult, time consuming or costly than expected; revenues following the proposed transaction may be lower than expected; First Midwest’s and Old National’s success in executing their respective business plans and strategies and managing the risks involved in the foregoing; the dilution caused by Old National’s issuance of additional shares of its capital stock in connection with the proposed transaction; effects of the announcement, pendency or completion of the proposed transaction on the ability of First Midwest and Old National to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally; risks related to the potential impact of general economic, political and market factors on the companies or the proposed transaction and other factors that may affect future results of First Midwest and Old National; uncertainty as to the extent of the duration, scope, and impacts of the COVID-19 pandemic on First Midwest, Old National and the proposed transaction; and the other factors discussed in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of each of First Midwest’s and Old National’s Annual Report on Form 10‐K for the year ended December 31, 2020, in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of each of First Midwest’s and Old National’s Quarterly Report on Form 10‐Q for the quarter ended March 31, 2021, and in other reports First Midwest and Old National file with the U.S. Securities and Exchange Commission (the “SEC”).

Additional Information and Where to Find It

In connection with the proposed transaction, Old National will file a registration statement on Form S‑4 with the SEC. The registration statement will include a joint proxy statement of First Midwest and Old National, which also constitutes a prospectus of Old National, that will be sent to First Midwest’s and Old National’s shareholders seeking certain approvals related to the proposed transaction.

The information contained herein does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  INVESTORS AND SECURITY HOLDERS OF FIRST MIDWEST AND OLD NATIONAL AND THEIR RESPECTIVE AFFILIATES ARE URGED TO READ, WHEN AVAILABLE, THE REGISTRATION STATEMENT ON FORM S-4, THE JOINT PROXY STATEMENT/PROSPECTUS TO BE INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FIRST MIDWEST, OLD NATIONAL AND THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain a free copy of the registration statement, including the joint proxy statement/prospectus, as well as other relevant documents filed with the SEC containing information about First Midwest and Old National, without charge, at the SEC’s website (http://www.sec.gov).  Copies of documents filed with the SEC by First Midwest will be made available free of charge in the “Investor Relations” section of First Midwest’s website, https://firstmidwest.com/, under the heading “SEC Filings.” Copies of documents filed with the SEC by Old National will be made available free of charge in the “Investor Relations” section of Old National’s website, https://www.oldnational.com/, under the heading “Financial Information.”

Participants in Solicitation

First Midwest, Old National, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction under the rules of the SEC.  Information regarding First Midwest’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on April 13, 2021, and certain other documents filed by First Midwest with the SEC.  Information regarding Old National’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on March 8, 2021, and certain other documents filed by Old National with the SEC. Other information regarding the participants in the solicitation of proxies in respect of the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC. Free copies of these documents, when available, may be obtained as described in the preceding paragraph.